Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Tel: 305.374.5600
Fax: 305.374.5095
Esther L. Moreno
305-982-5519
esther.moreno@akerman.com
May 5, 2011
Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Cardo Medical, Inc. Revised Preliminary Information Statement on Schedule 14C Filed April 11, 2011 File No. 0-21419
Dear Mr. Mancuso:
          On behalf of Cardo Medical, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated April 21, 2011, regarding the above-referenced revised preliminary information statement on Schedule 14C. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter. References to the “Revised Information Statement” used herein refer to the revised preliminary information statement on Schedule 14C being filed in connection with this response letter. Defined terms not defined herein shall have the meaning assigned to them in the Revised Information Statement.
The Arthrex Asset Sale, page 3
1.	Given your disclosure on page 18 regarding reinstatement of salaries, please disclose here or under your “Use of Proceeds” disclosure on page 5, as appropriate, the amount of proceeds from the Arthrex and Altus transactions that will be used for payments to affiliates. In a subsequent section of your document after the Summary, please disclose the amount to be paid to each affiliate.
BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES
NEW YORK ORLANDO PALM BEACH TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Russell Marcuso
Branch Chief
May 5, 2011

          There is no specific amount of proceeds from the Arthrex and Altus transactions that have been specifically set aside or designated for payments to affiliates. As has been publicly disclosed, the Chief Executive Officer and President determined to forgo their base salaries in October 2010. The annual base salaries of the Company’s Chief Executive Officer and President were reinstated effective April 4, 2011. The Chief Executive Officer and President have not received any payments or promises of payments relating to the base salary they voluntarily relinquished from October 2010 through April 3, 2011 nor any other payments or promises of payments or distributions from the proceeds of the Arthrex and Altus transactions. To the extent the Company is unable to fund the annual base salaries of the Company’s Chief Executive Officer and President from cash generated from its remaining operations, a portion of the proceeds from the Arthrex and Altus transactions may be used for this purpose. In response to the Staff’s comment, the Company has revised the disclosure on pages 4-6 and 20-21 of the Revised Information Statement.
Why Was There No Vote Required, page 8
2.	With a view toward clarified disclosure, please tell us whether you obtained shareholder vote for the Altus sale, even if not required. It is unclear whether you used the shareholder vote regarding the spine division that you mention at the bottom of page 5 to engage in the Altus sale and, if so, how closing of the Altus sale was consistent with Rule 14c-2(b).
          The Company did not obtain a stockholder vote for the Altus Asset Sale. As previously disclosed in the information statement, the Altus Asset Sale did not constitute a sale of substantially all of the Company’s assets under Delaware law and therefore the Company was not required to seek stockholder approval. In response to the Staff’s comment, the Company has clarified the disclosure on pages 6, 9 and 14 of the Revised Information Statement.
Background of the Asset Sale, page 15
3.	Please expand your response to prior comment 6 to tell us why you have not disclosed the “estimates, forecasts, plans and financial projections” mentioned in section 5.29 of the asset purchase agreement.
          The Company confirms to the Staff that there were no estimates, forecasts, plans or financial projections relating to the Company that were provided to Arthrex.
Information Statement, page 25
4.	We note the references in this section to correspondence, comments, communications and requests from the SEC; however, members of the staff issued the comment letters to you. Please revise to remove any implication that the

Russell Marcuso
Branch Chief
May 5, 2011

Commission itself has reviewed your filing. Likewise, given that the SEC did not issue the comments on your filing and does not clear your responses to comments, please clarify how the provisions of your amendment mentioned on page 26 will operate. Your revised disclosure should not contain any implication that the SEC or its staff has or will (1) approve or disapprove of your filing or transactions or (2) pass upon the adequacy or accuracy of your disclosure.
          In response to the Staff’s comment, we have revised the disclosure on pages 25-26 and F-20 of the Revised Information Statement to remove any implication that the Commission itself has reviewed the filing, approved or disapproved of the filing or the transactions described therein, or passed upon the adequacy or accuracy of the disclosure. With respect to the Staff’s comment relating to the First Amendment to the Asset Purchase Agreement, dated March 18, 2011, entered into by the Company and Arthrex (the “Amendment”), the Amendment amends the definition of End Date from ninety (90) days following the date the Asset Purchase Agreement was signed on January 24, 2011 (which would have been April 24, 2011) to May 24, 2011; provided, however that if the closing of the Reconstructive Asset Sale has not occurred by May 24, 2011 because 20 days have not transpired from the filing and mailing of a definitive information statement, the End Date shall mean June 24, 2011 as long as there are no unresolved comments pending before the Staff of the SEC on May 24, 2011. The importance and significance of the End Date is that Arthrex has the right to terminate the Asset Purchase Agreement if the Reconstructive Asset Sale is not closed by the End Date.
Opinion of Inverness Advisors, page 28
5.	Regarding your response to prior comment 9:
•	Please clarify the basis for your statement on page 30 that your forecasts reflected the division’s performance “were it not to be sold to Arthrex.” In this regard, we note the assumptions mentioned in the last paragraph of your response to that comment are not mentioned in your filing.
          In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Revised Information Statement to delete the reference “were it not sold to Arthrex” and added the assumptions mentioned in the last paragraph of the Company’s response to comment #9 submitted on April 11, 2011.
•	Please tell us why your projections on page 30 are only through 2013, yet according to page 31, your advisor’s analysis was based on 20 years of projections.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 31-32 of the Revised Information Statement to add additional disclosure regarding the projected

Russell Marcuso
Branch Chief
May 5, 2011

cash flows to be received from the royalty, including how the projected cash flows were prepared, the revenue assumptions for each of the “No Royalty Case,” “Management Case,” and “Adjusted Management Case” and how management’s assessment of revenue changes over the course of 20 years is tied to how the products are expected to progress through the various stages of their product life cycles. The revised disclosure clarifies the relationship between the three year forecasts prepared by Company management regarding the Company’s operations and the 20 year projection of Arthrex revenue prepared by Company management for purposes of valuing the Royalty.
Discounted Cash Flow Analysis, page 34
6.	Please disclose the compensation to the financial advisor in connection with the sale of your spine division.
          In response to the Staff’s comment, the Company has revised the disclosure to elaborate on the compensation payable to the financial advisor and explain that it is based upon the aggregate consideration received in connection with the Transaction and the Altus Asset Sale combined. See page 36 of the Revised Information Statement.
Results of Operations and Financial Condition, page 55
7.	We note that you discuss results of operations of the consolidated entity, including the Reconstructive Division and the Spine Division which were reported as discounted operations in the audited financial statements for 2009 and 2010. Please tell us how this presentation is appropriate under Item 303(a)(3) of Regulation S-K which states that the discussion in this section should be of reported income from continuing operations.
          In response to the Staff’s comment, the Company has revised the “Results of Operations and Financial Condition for the Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 56-57 of the Revised Information Statement to exclude the discussion of the Company’s discontinued operations.
Pro Forma Unaudited Consolidated Financial Information, page 59
8.	Please tell us why it is appropriate under Article 11 of Regulation S-X to present in the pro forma balance sheet the use of proceeds from the asset sales to pay down outstanding notes payable. The pro forma adjustments should only give effect to events that are directly attributable to each specific transaction.
          In response to the Staff’s comment, the Company has revised the “Pro Forma Unaudited Consolidated Financial Information” section on page 60 of the Revised Information Statement to exclude the pay down of the outstanding notes payable as they are not directly attributable to the Reconstructive Asset Sale or the Spine Asset Sale.

Russell Marcuso
Branch Chief
May 5, 2011

9.	We see from page 59 that the purchase price for the Reconstructive Asset Sale will be paid in cash on a quarterly basis for a term up to and including the 20th anniversary of the closing date. Please tell us why you present all cash as being received upon closing in the pro forma balance sheet.
          Pursuant to the terms of the Asset Purchase Agreement, dated as of January 24, 2011, entered into by the Company and Arthrex, and as amended on March 18, 2011, the Company will receive approximately $14.5 million in cash at the closing of the Reconstructive Asset Sale and additional amounts constituting royalty payments to be paid in cash on a quarterly basis for a term up to and including the 20th anniversary of the closing date. The amount presented as cash under the “Effect of the Reconstructive Asset Sale” is the only cash to be received at the closing of the Reconstructive Asset Sale. The Company has added disclosure to footnote [A] of the Pro Forma Unaudited Consolidated Financial Information section on page 60 of the Revised Information Statement to clarify the consideration the Company will receive at the closing of the Reconstructive Asset Sale and the potential future cash royalty payments the Company may receive subsequent to the closing of the Reconstructive Asset Sale.
10.	As a related matter, we note that $900,000 of the proceeds from the Reconstructive Asset Sale will be placed in escrow. Please tell us why you have not presented that amount as restricted cash.
          In response to the Staff’s comment, the Company has revised the presentation in the Pro Forma Unaudited Consolidated Financial Information on page 60 of the Revised Information Statement to present the amount of proceeds from the Reconstructive Asset Sale and the Spine Asset Sale subject to an escrow arrangement as restricted cash.
11.	Regarding the pro forma statement of operations, we note that you present discontinued operations. Under Instruction 1 to Article 11 of Regulation S-X, the historical statement of income used in the pro forma financial information should not report operations of a segment that has been discontinued, extraordinary items, or the cumulative effects of accounting changes. In this regard, if the historical statements of income include such items, only the portion of the income statement through “income from continuing operations” (or the appropriate modification thereof) should be used in preparing pro forma results. Please revise as appropriate.
          In response to the Staff’s comment, the Company has revised the presentation in the Pro Forma Unaudited Consolidated Financial Information on page 61 of the Revised Information Statement to exclude discontinued operations from the pro forma statement of operations.

Russell Marcuso
Branch Chief
May 5, 2011

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3
12.	We see that Stonefield Josephson, Inc. audited your financial statements for the year ended December 31, 2009. Please tell us who audited the reclassification adjustments for discontinued operations that impacted the year ended December 31, 2009. In addition, tell us why the audit reports do not address the reclassification adjustments. We refer you to the PCAOB Staff Questions and Answers related to Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor dated June 9, 2006.
          In response to the Staff’s comment, the auditors have revised the disclosure in their Reports of Independent Registered Public Accounting Firm relating to the financials for the periods ended December 31, 2010 and 2009 on pages F-2 and F-3 of the Revised Information Statement to include a reference to the reclassification of discontinued operations.
Consolidated Statement of Operations, page F-5
13.	Please revise to clarify if the loss from operations of discontinued Reconstructive and Spine Divisions is net of applicable income taxes (benefit).
          In response to the Staff’s comment, the Company has revised the presentation of the Consolidated Statements of Operations on page F-5 of the Revised Information Statement to clarify that the loss from operations of the discontinued Reconstructive Division and Spine Division is net of applicable income taxes.
14.	Please revise to also disclose net loss per share from continuing operations. Refer to FASB ASC 260-10-50.
          In response to the Staff’s comment, the Company has revised the presentation of the Consolidated Statements of Operations on page F-5 of the Revised Information Statement to include net loss per share from continuing operations.
Note 1. Discounted Operations, page F-8
15.	We reference the statement that you do not expect any continuing cash flows to be generated from the discontinued operations. Please reconcile that statement with the previous disclosure on page 59 that you expect to receive 5% royalty of future net sales of the reconstructive products for 20 years after the closing date.

Russell Marcuso
Branch Chief
May 5, 2011

          In response to the Staff’s comment, the Company has revised the disclosure in “Note 1 — Summary of Significant Accounting Policies — Discontinued Operations” on page F-8 of the Revised Information Statement to include an explanation of the potential royalty payments that may be paid to the Company in the future, how the Company is unable to accurately estimate the future royalty revenue due to the uncertain nature of future sales made by Arthrex and how there will be no significant continuing involvement by the Company in the operations of the discontinued operations.
Subsequent Events, page F-20
16.	Please tell us how you considered disclosing the sale of the Spine Division that closed on April 4, 2011 as a subsequent event. We see that the sale occurred before the financial statements were reissued in the Schedule 14C. Refer to FASB ASC 855-10-50-2.
          In response to the Staff’s comment, the Company has revised the disclosure in “Note 10 — Subsequent Events” on page F-21 of the Revised Information Statement to include as a subsequent event disclosure relating to the Altus Asset Sale that closed on April 4, 2011.
*      *      *

Russell Marcuso
Branch Chief
May 5, 2011

          In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at (305) 982-5519.

Very truly yours, AKERMAN SENTERFITT /s/ Esther L. Moreno Esther L. Moreno For the Firm
Enclosures

cc:	Securities and Exchange Commission Tom Jones, Examiner Brian Cascio, Accounting Branch Chief Kristin Lochhead

Cardo Medical, Inc. Joshua B. Weingard, Chief Legal Officer Derrick Romine, Chief Financial Officer

Akerman Senterfitt Mary Carroll, Esq.

EXHIBIT A
CARDO MEDICAL, INC.
7625 Hayvenhurst Avenue, Unit 49
Van Nuys, California 91406
May 5, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated April 21, 2011, Cardo Medical, Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cardo Medical, Inc.
By:	/s/ Derrick Romine
Derrick Romine
Chief Financial Officer